UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 20, 2013

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated December 20, 2013 relating to the Discloseable Transaction and Business Update of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: December 20, 2013

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BUSINESS UPDATE

DISCLOSEABLE TRANSACTION

The Company is pleased to announce new developments to its multimedia business. After exploring different options, the Company has decided to launch the innovative Over-The-Top (“OTT”) and mobile television services, and expects to begin distributing its multimedia contents through these platforms starting on or about 1 July 2014. The Company currently aims to operate through three to five channels, including an integrated Cantonese channel and a “round-the-clock” news channel. In light of these developments, the Company will resume its content production and enter into the next phase of the construction of the new multimedia production and distribution centre in Tseung Kwan O Industrial Estate, New Territories. In addition, subject to the progress of these business developments and business needs, the Group currently plans to offer to re-hire in phases the approximately 320 staff members who were made redundant as announced on 16 October 2013. The OTT and the mobile television services will provide the Company with new platforms for its content distribution business in Hong Kong. In view of the increasing popularity of smart phones, tablet computers and handheld devices capable of multiple functions in Hong Kong, the Company believes that there will be a growing demand and business potential for the provision of OTT and mobile television services in Hong Kong. It also believes that the mass of Hong Kong viewers are receptive to new means of access to television content through the Internet and mobile television services. The Company endeavors to further develop its multimedia business encompassing content distribution channels and/or platforms in Hong Kong, cooperation and/or partnership in television programs production with the mainland and overseas producers and film and multimedia content productions.

OTT SERVICES

The development of the various voice, application and media services on the OTT platform over the past decade was an evolution of technology that was fueled by viewers’ preference and demand worldwide. The popularity of Internet-connected smart phones, tablet computers, handheld devices, computers and smart television sets as well as the increased number of broadband Internet subscribers in Hong Kong present an excellent opportunity for content providers to deliver live television and video-on-demand services through the OTT platform. The Company’s OTT services will enable viewers to view its channels via a number of Internet-connected devices, such as smart phones, tablet computers, personal computers and smart television sets. Viewers can choose to view the multimedia content either live or on a video-on-demand basis. The Company’s marketing team and research and development team have been discussing and evaluating with prospective applications developers the different technical solutions available for the setup, installation, usage and management of the OTT platform and services.

MOBILE TELEVISION SERVICES

The Company’s mobile television services will enable viewers to view its channels live through mobile devices capable of receiving the transmission of the Spectrum.

The Company, through its wholly-owned subsidiary, acquired the Target Company, which currently holds, among other things, the Spectrum, the Unified Carrier Licence and access to infrastructure, facilities and equipment for the provision of broadcast-type mobile television services in Hong Kong. The Target Company, a wholly-owned subsidiary of China Mobile Hong Kong Company Limited, is principally engaged in the provision of mobile television and related services and does not provide any mobile telephony service in Hong Kong. The Spectrum is valid for use by the Target Company until 30 August 2025.

As one or more of the applicable percentage ratios in respect of the Acquisition exceeds 5% but is less than 25%, the Acquisition constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

The Acquisition

The Company entered into the Agreement with the Vendor, the sole shareholder of the Target Company, pursuant to which the Company paid the Option Consideration to the Vendor and may, at its sole discretion, exercise the Option to purchase 100% of the equity interest in the Target Company at the Purchase Price. The Vendor agreed to, among other things, clear all outstanding indebtedness owed by the Target Company to the Vendor or its affiliates prior to Completion (other than the Spectrum related Indebtedness which has been assigned by the Vendor to the Company at nil consideration at Completion). Upon notification by the Vendor regarding the issuance of the Unified Carrier Licence to the Target Company and completion of the transfer of the Spectrum from the Vendor to the Target Company, the Company exercised the Option on 20 December 2013 and Completion occurred on the same day and the Target Company became an indirect wholly-owned subsidiary of the Company.

The Option Consideration of approximately HK$15.2 million was paid upon the signing of the Agreement. The Purchase Price of approximately HK$142.2 million was paid by the Company to the Vendor at Completion. The Option Consideration and the Purchase Price were funded by the Company’s internal resources. The consideration was determined after arm’s length negotiations between the Company and the Vendor with reference to primarily the spectrum utilization fee of HK$175.0 million paid by the Vendor to obtain the Spectrum and the remaining license period of the Spectrum.

The Directors are of the view that the terms of the Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Information About the Group, the Vendor and the Target Company

The Group is principally engaged in the provision of multimedia production and distribution and other multimedia related services, including the offer of television programming, multimedia and drama productions, content distribution and other related services.

The Vendor is principally engaged in the provision of public mobile radio communications services in Hong Kong. To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, the Vendor and its ultimate beneficial owner(s) are third parties independent of the Company and its connected persons (as defined in the Listing Rules).

According to the audited financial statements of the Target Company prepared in accordance with HKFRS and Hong Kong Companies Ordinance, the Target Company has net liabilities of approximately HK$22.3 million as at 31 December 2012. The Target Company recorded a net loss (before and after tax) of approximately HK$3.6 million for the year ended 31 December 2011, and a net loss (before and after tax) of approximately HK$17.8 million for the year ended 31 December 2012. After the transfer of the Spectrum and certain facilities and equipment for the provision of broadcast-type mobile television services in Hong Kong from the Vendor’s group to the Target Company, the Target Company has unaudited net liabilities of approximately HK$2.7 million which is extracted from the unaudited, preliminary financial statements of the Target Company as at the Completion date and prepared in accordance with HKFRS.

GENERAL

OTT and mobile television services are relatively new in Hong Kong and we do not have a proven track record for the provision of such services. There is no assurance that the Group will be able to successfully implement the Group’s business plan and strategies or to attract viewers to receive to its OTT and mobile television services. Furthermore, the multimedia business market is competitive and if the Group’s self-produced multimedia contents fail to capture the viewers’ preference, the Group may not be able to establish a strong reputation in the multimedia contents production business and its business prospects may be materially and adversely affected.

Shareholders of the Company and/or investors are advised to exercise caution when dealing in the Company’s securities.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the same meanings when used:

“Acquisition”	the acquisition of the entire issued share capital of the Target Company by the Company pursuant to the Agreement;

“Agreement”	the agreement dated 16 August 2013 (as amended) entered into between the Company and the Vendor in relation to, among other things, the Option and the Acquisition;

“Board”	the board of Directors;

“Company”	Hong Kong Television Network Limited, a company incorporated in Hong Kong with limited liability;

“Completion”	completion of the sale and purchase of the entire issued share capital of the Target Company by the Vendor and the Company respectively, in accordance with the terms of the Agreement;

“Director(s)”	the director(s) of the Company;

“Group”	the Company and its subsidiaries;

“HKFRS”	Hong Kong Financial Reporting Standards as issued by the Hong Kong Institute of Certified Public Accountants;

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Option”	the grant of an option by the Vendor to the Company for the purchase of the entire issued share capital of the Target Company at the Purchase Price;

“Option Consideration”	a sum of approximately HK$15.2 million paid by the Company to the Vendor under the Agreement for the grant of the Option;

“Purchase Price”	a sum of approximately HK$142.2 million paid by the Company to the Vendor under the Agreement for the Acquisition;

“Spectrum”	the frequency at 678 – 686 MHz and microwave link in the frequency range of 7910 – 7920 MHz for the provision of broadcast-type mobile television services;

“Spectrum related Indebtedness”	HK$150.1 million, being all indebtedness owed by the Target Company to the Vendor arising out of the transfer of the Spectrum and certain equipment by the Vendor or its affiliates to the Target Company immediately prior to Completion;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Target Company”	China Mobile Hong Kong Corporation Limited, a company incorporated in Hong Kong with limited liability;

“Unified Carrier Licence”	a unified carrier licence issued by the Communications Authority of Hong Kong to the Target Company; and

“Vendor”	China Mobile Hong Kong Company Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of China Mobile Limited, a company listed on the New York Stock Exchange and the main board of the Stock Exchange.

By Order of the Board Hong Kong Television Network Limited Wong Nga Lai, Alice Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 20 December 2013

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu, and Mr. Mak Wing Sum, Alvin.